March 9, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Mr. H. Roger Schwall
Assistant Director

Re:	Diamond Foods, Inc.
Form 10-K for the Year Ended July 31, 2008
Filed September 25, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Filed December 3, 2008
File No. 0-51439
Dear Mr. Schwall:
Diamond Foods, Inc. (the Company or Diamond) has responded, as set forth below, to comments contained in your letter to the undersigned dated February 23, 2009. For ease of reference, the Company has reproduced each Staff comment, followed by its respective responses.
Form 10-K for the Fiscal Year Ended July 31, 2008
General
1.	We direct your attention to Item 601(b) (10) of Regulation S-K. Please confirm that you have filed as exhibits all material contracts. Also describe all such contracts in necessary detail. In that regard, we note that you have not filed as exhibits any agreements with your two largest customers, both of which you identify at page 4. If you do not believe that those contracts fall within the purview of Item 601(b) (10), please explain why.
Response:
Diamond confirms that in previous SEC filings it has filed all material contracts as exhibits, as required by Item 601(b)(10) of Regulation S-K, and as described in the exhibit table on page 46 of the Company’s Annual Report on Form 10-K for the year ended July 31, 2008.
Management does not believe exhibits detailing sales terms with the Company’s two largest customers are required to be filed under Item 601(b) (1) of Regulation S-K. The Company’s business with these customers is transacted on a purchase order basis — the customers issue purchase orders via an electronic data interchange system, in which data relevant to the purchase is transmitted to the Company’s product fulfillment systems. During fiscal 2008, these customers placed over 10,000 such orders through this system. The Company has not entered into any master agreements with these customers that might establish material continuing obligations, such as volume-based commitments. The electronic data interchange transmissions contain only typical purchase order terms, such as the price to be paid, quantities ordered and delivery instructions.
DIAMOND FOODS, INC.
600 MONTGOMERY STREET 17th FLOOR SAN FRANCISCO, CALIFORNIA 94111-2702
TEL 415.912.3180 FAX 415.912.3185 diamondfoods.com nasdaq:DMND

Valuation of long-lived and intangible assets and goodwill, page 16
2.	You state that “we cannot assure you that a material impairment will not be recorded in the future.” Revise this disclosure to address the material implications of uncertainties associated with your impairment evaluation, why the assumptions bear the risk of change, and whether any of the assumptions is reasonably likely to change in the future. Refer to Staff Accounting Bulletin 501.14.
Response:
Diamond acknowledges the Staff’s comment and will revise its disclosure in future filings as requested. Beginning with its Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, the Company intends to revise its disclosure substantially as follows:
“The analysis to determine whether or not an asset is impaired requires significant judgments that are dependent on internal forecasts, including estimated future cash flows, estimates of long-term growth rates for our business, the expected life over which cash flows will be realized, and assumed royalty and discount rates. Changes in these estimates and assumptions could materially affect the determination of fair value and any impairment charge. While the fair value of these assets exceeds their carrying value based on our current estimates and assumptions, materially different estimates and assumptions in the future in response to changed economic conditions, changes in our business or for other reasons could result in the recognition of impairment losses.”
Notes to consolidated financial statements
Note 2-Organization and significant accounting policies
Impairment of long-lived and intangible assets and goodwill, page 29
3.	Expand your accounting policy disclosures to describe how you will test for, recognize and measure impairment of your goodwill, rather than merely refer to the applicable accounting standard you follow. If appropriate, address your policy for assigning goodwill and testing for impairment at the reporting unit level.
Response:
Diamond acknowledges the Staff’s comment and will revise its disclosure in future filings as requested. Beginning with its Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, the Company intends to revise its disclosure substantially as follows:
“In testing goodwill for impairment, Diamond initially compares the fair value of the Company’s single reporting unit with the net book value of the Company since it represents the carrying value of the reporting unit. Diamond has one operating and reportable segment. If fair value of the reporting unit is less than the carrying value of the reporting unit, we perform an additional step to determine the implied fair value of goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all assets and liabilities and then computing the excess of the reporting units’ fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, the excess represents the amount of goodwill impairment. Accordingly, we would recognize an impairment loss in the amount of such excess. Our impairment assessment employs present value techniques and involves the use of significant estimates and assumptions, including a projection of future revenues, gross margins, operating costs and cash flows, as well as general economic and market conditions and the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from these estimates. We also consider the estimated fair value of our reporting unit in relation to the Company’s market capitalization.”
Impairment of long-lived and intangible assets and goodwill, page 29
4.	As appropriate, expand your disclosure to address your impairment policy for intangible assets subject to amortization and intangible assets not subject to amortization.
Response:
In future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, Diamond will expand both its significant accounting policies footnote and its critical accounting policies disclosures to address its process for testing, recognizing and measuring impairment for both intangible assets subject to amortization and intangible assets not subject to amortization.
The Company will clarify the first sentence of the second paragraph of “Impairment of Long-Lived and Intangible Assets and Goodwill” to include the underlined language as follows:
“For assets to be held and used, including acquired intangible assets subject to amortization, we initiate our review whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.”
The intangible assets not subject to amortization were acquired during the first quarter of fiscal 2009 as part of the Pop Secret transaction. These assets were assigned a value of $62.5 million and were determined to be indefinite-lived intangible assets. The Company will expand its significant and critical accounting policies disclosure in its Quarterly Report of Form 10-Q for the quarter ended January 31, 2009 to state its impairment policy for these assets as follows:
“The Company tests its brand intangible assets not subject to amortization for impairment annually, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. In testing brand intangibles for impairment, Diamond compares the fair value with the carrying value. The determination of fair value is based on a discounted cash flow analysis, using inputs such as forecasted future revenues attributable to the brand, assumed royalty rates, and a risk-adjusted discount rate that approximates our estimated cost of capital. If the carrying value exceeds the estimated fair value, the brand intangible asset is considered impaired, and an impairment loss will be recognized in an amount equal to the excess of the carrying value over the fair value of the brand intangible asset.”

Promotion and advertising costs, page 30
5.	We note your policy is to expense advertising costs as they occur. Expand your policy to specify whether these costs are expensed as incurred or the first time advertising takes place. Refer to Statement of Position 93-7, paragraphs 26 and 42 through 44.
Response:
The Company expenses advertising costs as incurred, and does not defer them until the first time advertising takes place. In future filings, beginning with its Annual Report on Form 10-K for the year ending July 31, 2009, Diamond will clarify its policy for advertising costs to state that these costs are expensed as incurred.
Note 9 — Income taxes, page 37
6.	Disclose the expiration dates of your state tax credits. Refer to Statement of Financial Accounting Standards (SFAS) 109, paragraph 48.
Response:
The state tax credits reported are California Enterprise Zone Credits, which have no expiration date and may be carried forward and used indefinitely in the future. These tax credits were generated in fiscal years 1999 through 2008. In future filings, beginning with its Annual Report on Form 10-K for the year ending July 31, 2009, Diamond will note that these taxes do not have expiration dates. Additionally, for future tax credits that have expiration dates, the Company will disclose the amounts with their corresponding expiration dates.
Note 11 — Segment disclosures, page 39
7.	Disclose any material revenues from customers attributable to an individual foreign country separately. Refer to SFAS 131, paragraph 38.
Response:
There were no material revenues from customers attributable to individual foreign countries. During the fiscal year ended July 31, 2008 Diamond’s largest sales to any foreign country were to Korea and totaled approximately 5% of consolidated net sales. Diamond does not consider this to be material for disclosure purposes.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Notes to condensed consolidated financial statements
Note 6 — Acquisition of Pop Secret, page 10
8.	You have disclosed the acquired branded intangibles have an indefinite life and will not be amortized. Please clarify how you have determined that this intangible asset has an indefinite life. As part of your response, provide the following to support your conclusion:
•	How you determined the fair value of the asset,

•	What maintenance expenditures are required to maintain the expected future economic benefits from the asset, and

•	Any other economic, legal, regulatory or contractual provisions associated with the asset that may be pertinent to determining its useful life.
Response:
The Pop Secret brand that the Company acquired in the first quarter of fiscal 2009 was introduced in 1985 and in recent years has held a 25-30% market share in the U.S. grocery microwaveable popcorn category. This intangible asset was assigned a fair value at acquisition of $62.5 million. Concurrent with the Company’s internal fair value estimates, Diamond obtained an independent appraisal of all the intangible assets that were acquired in the purchase transaction. The appraisal methodology used is commonly referred to as the “Relief from Royalty Method,” and is based on an estimate of future cash flows to be derived from the brand. This valuation method assumes that in lieu of ownership, an entity would be willing to pay a royalty in order to realize the expected brand cash flows in the future. The Company believes this valuation method is an appropriate method to be used in this circumstance to value the brand intangible that was acquired.
In determining that the brand has an indefinite life, the Company considered the brand’s 24-year history, Diamond’s long-term plan to develop the brand further and use it indefinitely, and the significant cross promotional value and interrelationship with the Company’s existing snack brands. Further, the Company determined that there were no regulatory, legal or contractual limitations on the Company’s ability to use the brand indefinitely, or expected product obsolescence over time. The Company also assessed the costs needed to maintain the brand indefinitely and concluded they were primarily nominal legal costs from time to time to renew the Pop Secret trade name. As a result, the Company concluded that the Brand has an indefinite useful life and is appropriately accounted for as a non-amortizable intangible asset.
Note 6 — Acquisition of Pop Secret, page 10
9.	We note you continue to report your results as a single business segment after your acquisition of the Pop Secret. Tell us whether you consider Pop Secret to be a reporting unit, as described in SFAS 142, paragraph 30 through 36, and the facts and circumstances you considered in reaching your conclusion. Revise your impairment policy to reflect this as appropriate.
Response:
Diamond considered the impact of the Pop Secret acquisition on its segment reporting, as required by SFAS 142. Paragraph 30 of SFAS 142 states that “a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

At Diamond, Michael Mendes, the Company’s Chief Executive Officer is the Company’s chief operating decision maker. He makes decisions as to resource allocation and to assess business performance based on a variety of factors, but not based on the operating performance of individual products or product lines.
Other than sales data by product line, the Company does not have discrete financial information available by product group, brand or channel. The Company does not allocate logistics, operations support, facilities, selling, general administrative, marketing, advertising and other costs to individual products, and do not monitor business results on that basis. Similarly, purchasing, quality control and other supply-chain activities are shared across the organization and not identified to any specific brand, or product group.
The Company is not internally organized by product group or brand and as a result has no product or brand managers who direct activities along product lines.
Note 6 — Acquisition of Pop Secret, page 10
10.	Include in this footnote a description of the factors that contributed to a purchase price that resulted in recognition of goodwill, as required by SFAS 141, paragraph 51.b.
Response:
In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, Diamond will revise its disclosure in note 6 to address the primary reasons for the acquisition and purchase price paid as follows:
“Pop Secret is the second largest brand in the microwave popcorn category in U.S. grocery stores, where it has approximately a 25% market share. Pop Secret is expected to contribute significantly to revenue, gross profit and cash flows in the future, and when combined with other Diamond and Emerald branded products, offers the Company significant supply chain economies of scale and cross promotional marketing opportunities.”
Note 6 — Acquisition of Pop Secret, page 10
11.	Disclose the reasons for any purchase price allocation that has not been finalized, and any material adjustments made to the initial purchase price allocation as required by SFAS 141, paragraph 51.h.
Response:
The Company supplementally informs the Staff that the Pop Secret acquisition was completed on September 15, 2008, 46 days before the end of the quarter for which the Form 10-Q that is the subject of the Staff’s letter was filed. Accordingly, at that date, the valuation report from Diamond’s independent appraisers for the intangible assets acquired had not yet been finalized, and the Company was still in the process of determining the fair value of assets acquired and liabilities assumed.

To date, the Company has substantially completed its purchase price allocation, although some amounts, principally the estimated liabilities the Company assumed at the acquisition date, are based on management’ current best estimates that remain subject to change.
An example of the explanation required by SFAS 141 paragraph 51.h that Diamond intends to use in the future is as follows:
“The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of the purchase price included in the current period balance sheet is based on management’s best estimates of fair value at this time. The completion of the purchase price allocation may result in adjustments to the recorded fair values of the assets and liabilities and the determination of any residual amount assigned to goodwill. Changes in our preliminary purchase price allocations during the fiscal quarter ended January 31, 2009, included a decrease in our inventory allocation by $1,000, a decrease in recorded goodwill by $2,500 and a decrease in assumed liabilities by $3,500.”
Note 6 — Acquisition of Pop Secret, page 10
12.	We note the pro forma adjustments reported in your Form 8-K/A filed December 1, 2008. Disclose the nature and amount of any material non-recurring items in the reported pro forma results of operations, as required by SFAS 141, paragraph 55.
Response:
The Company acknowledges the Staff’s comments and in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, Diamond will disclose a one-time debt termination fee of $2.6 million on the Company’s senior notes that was paid by the Company in connection with the acquisition of Pop Secret. This fee is included in the reported pro forma results of operations, as required by SFAS 141, paragraph 55.
Note 9 — Credit facilities, page 12
13.	Disclose the terms of your $83.2 million current notes payable as disclosed in your balance sheet.
Response:
The $83.2 million represents borrowings outstanding on the Company’s $125 million revolving credit line described in footnote 9. In future filings, beginning with the Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, Diamond will revise the caption on the balance sheet to read “Revolving line of credit” to clarify the nature of this borrowing.
Liquidity and capital resources, page 17
14.	Discuss the material changes to your financial condition as a result of the assets recorded due to the Pop Secret acquisition. Refer to Regulation S-K Item 303(b)(1) and instructions to paragraph 303(b).

Response:
The Company acknowledges the Staff’s comments and will reassess its disclosure with regards to the impact the Pop Secret acquisition had on Diamond’s financial condition. In future filings, beginning with the Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, Diamond will substantially revise its disclosure regarding the impact of Pop Secret on the Company’s financial condition by adding the following underlined sentence:
“Working capital and stockholders’ equity were $42.6 million and $163.9 million at January 31, 2009 compared to $121.5 million and $146.2 million at July 31, 2008 and $112.8 million and $138.8 million at January 31, 2008. The decrease in working capital was due to the Pop Secret acquisition and, in part, to seasonal factors.”
Contractual obligations and commitments, page 18
15.	Revise this section to disclose material changes outside the ordinary course of business, including the $83.2 million of current short-term notes as reflected on your latest balance sheet. Refer to instruction seven to paragraph 303(b) of Regulation S-K.
Response:
As noted in comment 13 above, the $83.2 million represents borrowings outstanding on the Company’s revolving credit line. These borrowings together with borrowings on the Company’s term loan facility were used primarily to fund the Pop Secret acquisition. In future filings, beginning with the Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, Diamond will revise the caption on the balance sheet to read “Revolving line of credit.” Additionally, the Company will include borrowings on its revolving line of credit on a separate line in the “Contractual Obligations and Commitments” table.
Controls and Procedures, page 18
16.	We note your statement that your disclosure controls and procedures were effective at the reasonable assurance level. Further, we note your statement that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives.”
Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
Response:
The Company acknowledges the Staff’s comments. In future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended January 31, 2009, Diamond will substantially modify Item 4 as follows:

“We have established and currently maintain disclosure controls and procedures designed to provide reasonable assurance that material information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission and that any material information relating to the Company is recorded, processed, summarized and reported to our principal officers to allow timely decisions regarding required disclosures.
In conjunction with the close of each fiscal quarter, we conduct a review and evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Our Chief Executive Officer and Chief Financial and Administrative Officer, based upon their evaluation as of January 31, 2009, the end of the fiscal quarter covered in this report, concluded that our disclosure controls and procedures were effective.”
Controls and Procedures, page 19
17.	Revise your disclosure to address any change in internal control over financial reporting that occurred during the latest quarter, which must include the changes as a result of the acquisition of the Pop Secret business. Refer to Frequently Asked Question 3 at our website: www.secgov/accountants/controlfaq1004.htm.
Response:
Please be advised that the acquisition of Pop Secret did not result in a change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. An example of the explanation in the Controls and Procedures section that Diamond intends to use in the future is as follows:
“As of January 31, 2009, there has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We acquired the Pop Secret popcorn business on September 15, 2008 for $188.4 million, which represented approximately 30% of our total assets at the date of acquisition. Since this acquisition occurred in September 2008, the scope of our assessment of the effectiveness of internal control over financial reporting does not include Pop Secret, as permitted for recently acquired businesses. However, our assessment of internal control over financial reporting for fiscal year 2009 will include Pop Secret.”

Schedule 14A filed November 26, 2008
General
18.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
Response:
As requested, the Company hereby confirms that it will comply with the Staff’s comments 19 — 22 in its future filings. The Company’s responses to those comments are set forth below, including examples of disclosures that are intended to be used in each case.
Executive Compensation Processes, page 13
19.	Disclose the source of the “survey data regarding cash and equity compensation practices” relied upon to make the compensation determination for fiscal 2008.
Response:
The Company acknowledges the Staff’s comment, and in future filings management proposes to identify the sources of data relied upon to make executive compensation determinations as follows (this example is based on the facts that applied to 2008 disclosure):
“In making its fiscal 2008 executive compensation determinations, the Committee relied on data collected by Aon Consulting about cash and equity compensation at companies operating in industries similar to ours. Aon Consulting developed benchmarks for compensation of the principal executive officer and the principal financial officer of a peer group of eleven public companies, identified below, based on their public proxy statement disclosures. The peer group has included the same companies since our initial executive compensation survey prior to our 2005 initial public offering, which was developed by Aon Consulting in consultation with our Board of Directors and management. To adjust for differences in size between us and the companies in the peer group, Aon Consulting adjusted the compensation data from our peer companies by using a regression formula based on revenue and base salaries. Aon Consulting also developed benchmarks for other executive officer compensation by analyzing the results of three third-party reports on executive compensation paid by entities of similar revenue size in the non-durable goods manufacturing and food industries. The reports were “Executive Compensation Survey, 2007” (William M. Mercer), Top Management Compensation, Regression Analysis Report, 2007/2008” (Watson Wyatt Data Services) and “CDB Executive Compensation Database, 2007 Single Regression Report” (Towers Perrin). The Committee used the information derived from the peer group to assist in making compensation decisions for our Chief Executive Officer and Chief Financial Officer, since those were the positions that were most easily matched in the peer group. The Committee used the results of the third party surveys to assist in making compensation decisions for the other named executive officers.”

Executive Compensation Processes, page 13
20.	Please identify any compensation consultants used to determine executive compensation; describe the compensation consultants’ role in determining or recommending the amount or form of executive compensation; state whether the compensation consultants are engaged directly by the compensation committee or any other person; describe the nature and scope of the compensation consultants’ assignment; and provide the material elements of the instructions or directions given to the consultants regarding the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment, and in future filings management proposes to provide responsive disclosure, under the caption “Corporate Governance and Board of Director Matters — Board of Directors Meetings and Committees — Compensation Committee.” An example of the disclosure management intends to use is as follows (this example is based on the facts that applied to the Company’s 2008 disclosure):
“Role of Independent Consultant. In fiscal 2008 we retained Radford Surveys and Consulting, a division of Aon Consulting (“Aon Consulting”), to serve as a third-party compensation consultant to assist the Compensation Committee in evaluating executive compensation programs and amounts of executive and director compensation. Our General Counsel and our Human Resources department provide the information requested by Aon Consulting in the preparation of its compensation-related recommendations for the Compensation Committee. Aon Consulting meets with the Chairman of the Compensation Committee to review its recommendations in advance of delivery of the final report to the Compensation Committee. We believe that utilizing an independent compensation consultant helps us assure that our executive compensation programs are reasonable and consistent with our objectives.
In fiscal 2008, we engaged Aon Consulting to update its previous assessments of the compensation levels for our senior executives, the most recent of which was completed in November 2006. We instructed Aon Consulting to review market data for base salaries, actual total cash compensation, annualized present value of long-term incentive awards, and actual total direct compensation for 17 top senior management positions, including our named executive officers. Aon Consulting developed median benchmarks for these components of compensation and recommended a range of twenty percent above and below the median for cash compensation and thirty-five percent above and below the median for equity incentive compensation. Aon Consulting was not instructed to provide recommendations about the form of executive compensation that would be appropriate, but was informed about the elements of executive compensation we use and instructed to recommend appropriate ranges for each of these compensation elements.
Accordingly, Aon Consulting developed benchmarks for compensation of the principal executive officer and the principal financial officer of a peer group of eleven public companies, identified below, based on their public proxy statement disclosures. Aon Consulting also developed benchmarks for other executive officer compensation by analyzing the results of three third-party reports on executive compensation paid by entities of similar revenue size in the non-durable goods manufacturing and food industries. The reports were “Executive Compensation Survey, 2007” (William M. Mercer), “Top Management Compensation, Regression Analysis Report, 2007/2008” (Watson Wyatt Data Services) and “CDB Executive Compensation Database, 2007 Single Regression Report” (Towers Perrin). The Compensation Committee used the information derived from the peer group to assist it in making compensation decisions for our Chief Executive Officer and Chief Financial Officer, since those were the positions that were most easily matched in the peer group. The Compensation Committee used the result from the third party surveys to assist in making compensation decisions for the other named executive officers.”
In addition to the foregoing, the Company intends to include the following additional disclosure in the section entitled “Compensation Discussion and Analysis — Executive Compensation Processes — Benchmark Survey Data”:
“Aon Consulting developed median benchmarks for these components of compensation and recommended a range of twenty percent above and below the median for cash compensation and thirty-five percent above and below the median for equity incentive compensation. Aon Consulting was not instructed to provide recommendations about the form of executive compensation that would be appropriate, but was informed about the elements of executive compensation we use and instructed to recommend appropriate ranges for each of these compensation elements.”
Components of Executive Compensation, page 14
21.	Provide your business objectives, key initiatives, specific business goals, and corporate objectives (collectively “targets”) in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee and board of directors considered in determining specific payout levels for 2008. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards. For example, quantify the targets used in determining compensation, such as the goals and objectives contained n your corporate annual plan used in determining the annual bonus incentives. See Item 402(b)(1) of Regulation S-K.
If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.
In that regard, despite the expectation that it would be a “rare” occurrence, we note that the CEO earned the maximum bonus in fiscal 2008. See Instruction 4 to Item 402(b) of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment regarding providing specific targets and a description of the specific levels of achievement of each named executive officer relative to the targets, as well as any additional information pertaining to each individual’s performance considered in determining specific payouts. In future filings, management proposes to provide additional information to address this comment, including identifying the specific targets and an assessment of accomplishments of the objectives, with appropriate quantification. Management proposes to include this information in tabular format, as follows:

Financial
Measure	Target Amount	Actual Performance
Measure 1

Management
Objective	Compensation Committee/Board Assessment
Objective 1	Assessment of Objective 1
Objective 2	Assessment of Objective 2
Objective 3	Assessment of Objective 3
Objective 4	Assessment of Objective 4
The Company additionally advises the Staff that, to the extent a corporate financial measure is quantitative in nature (e.g., earnings per share or other financial statement targets), management will include quantification of the target, the target level and the extent to which the target was achieved. Individual named executive officers may also have management objectives tailored to their specific functions, the nature and assessment of which the Company will continue to describe.
Components of Executive Compensation, page 14
22.	We note your statement that “[the compensation committee] reviews base salaries annually, and generally adjusts them in proportion to the percentage increase budgeted for employees generally.” Disclose how you derive the amount budgeted for employee increases.
Response:
The Company advises the Staff supplementally that its management team develops a budget each year that includes an expected increase in base salaries company-wide, in light of many factors, such as profitability, retention and cost-of-living adjustments. The budgeted increase in base salary compensation is one of several factors that the Compensation Committee considers in reviewing salaries for the named executive officers.
In future filings, the Company proposes to provide responsive disclosure under the caption "Compensation Discussion and Analysis — Components of Executive Compensation — Base Salary.” An example of the disclosure the Company intends to use is as follows (this example is based on the facts that applied to the 2008 disclosure):
“The Committee reviews the results of the compensation study performed by Aon Consulting, as described in “Compensation Discussion and Analysis — Executive Compensation Processes — Benchmark Survey Data.” The Committee reviews Aon Consultant’s recommended range of base salaries as a starting point. The final determination as to the appropriate base salaries for our named executive officers is based on the Committee’s subjective determination, taking into consideration the CEO’s recommendations (for named executive officers other than himself), salary adjustments in prior years, the individual executive officer’s role in the organization, his or her performance during the prior fiscal year, retention, and the budgeted increase or decrease in base salaries for our company generally.”
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Management hopes that the above responses have adequately addressed the Staff’s comments. If the Staff has any questions regarding the Company’s responses, please contact the undersigned at (415) 445-7446.
Very truly yours,
/s/ Steven M. Neil
Steven M. Neil
Chief Financial and Administrative Officer